Exhibit 99.1

Selina Reports Preliminary Unaudited Revenue Results for Fourth Quarter and Full-Year Fiscal 2022 and a Business Update

NEW YORK (March 2, 2023) –Selina Hospitality PLC (“Selina” or the “Company”), (NASDAQ: SLNA), the fast-growing lifestyle and experiential hospitality company targeting millennial and Gen Z travelers, today announced preliminary unaudited revenue results for the fourth quarter and full-year ended December 31, 2022.

Selina’s Co-Founder and Chief Executive Officer, Rafael Museri, said, “Selina is focused on three strategic priorities: driving cash flow, executing on our path to profitability, and building our brand. We will be relentless with exploring ways to reduce our costs, become more efficient, and enhance our focus. Our performance in the fourth quarter and full year is a testament to our continual pursuit of delivering an exceptional guest experience and building a loyal customer base. With our priorities in mind, we plan to exercise more discipline and near-term moderation in our new hotel growth, while maintaining our focus on targeted expansion in existing markets and driving higher occupancy at our current properties. We believe that this approach will help us achieve our top strategic objectives.”

PRELIMINARY FOURTH QUARTER 2022 REVENUE AND KEY PERFORMANCE INDICATORS

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Total revenue in the range of $49.5 million to $52.5 million, an increase in the range of 60% to 70% compared to fourth quarter 2021, driven primarily by an increase in bedspaces from new opened locations, higher occupancy rates, and higher total revenue per bedspace

•	On a same-store basis, total revenue increased by 23% for properties operated in both period fourth quarter 2021 and 2022

•	Open bedspaces (at period end) was 29,600

•	Open beds (at period end) was 19,975

•	Average daily open beds during fourth quarter 2022 was 18,552

•	Occupancy rate grew to 49%, up from 39% in the fourth quarter of 2021

•	Daily Total Revenue Per Occupied Bed (TRevPOB) increased to $59, up 28% compared to fourth quarter 2021

•	Daily Total Revenue Per Occupied Bedspace (TRevPOBs) increased to $38, up 4% compared to fourth quarter 2021

•	Total annualized revenue per bedspace increased to $6,983, up 31% compared to fourth quarter 2021

PRELIMINARY FULL-YEAR 2022 REVENUE AND KEY PERFORMANCE INDICATORS

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Total revenue in the range of $182.5 million to $185.5 million, an increase in the range of 97% to 100% compared to FY 2021, driven primarily by an increase in bedspaces from new opened locations, higher occupancy rates, and higher total revenue per bedspace

•	On a same-store basis, total revenue increased by 57% for properties operated in both FY 2021 and FY 2022

•	Open bedspaces (at period end) was 29,600

•	Open beds (at period end) was 19,975

•	Average daily open beds during full year 2022 was 19,018

•	Occupancy rate grew to 48%, up from 33% compared to FY 2021

•	TRevPOB increased to $53, up 16% compared to FY 2021

•	TRevPOBs increased to $38, up 9% compared to FY 2021

•	Total annual revenue per bedspace increased to $6,612, up 57% compared to FY 2021

2022 CORPORATE HIGHLIGHTS

•	Completed its business combination with BOA Acquisition Corp. and listing on the NASDAQ market on October 27, 2022

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Opened 18 properties with 3,692 bedspaces in a mix of new and existing markets, including 2 properties in the fourth quarter, with a total of 323 bedspaces, in Tel Aviv, Israel and Magnetic Island, Australia

•	Added approximately 2,500 bedspaces to 22 existing properties

•	As of December 31, 2022, the Company had 118 open locations in 24 countries across six continents with approximately 29,600 open bedspaces, a 27% increase in bedspaces from the prior year period

2023 EXPANSION STRATEGY

Selina’s expansion strategy for 2023 will focus on three key principles: opening locations that generally ramp faster in occupancy and deliver more attractive financial performance, expanding existing locations with remodels and incremental leased spaces, and leveraging its brand to receive flexible lease terms with longer grace periods while shifting to variable rent for some new locations. As such, the Company plans to open between 10 and 15 hotels in 2023. Selina has signed agreements with third-party real estate partners who have committed $300 million of capital to finance the acquisition and initial conversion of future Selina properties, including the planned 2023 openings. To help the Company achieve economies of scale, the Company will focus on expanding in the 24 countries where it already has a presence, including multi-hotel markets like Australia, Brazil, Costa Rica, Greece, Israel, Mexico, Morocco, Panama, Peru, and United States.

On January 27, 2023, Selina disclosed in its most recent investor presentation that its goals for 2023 include annual revenue growth of 30 to 40% and achieving positive Adjusted EBITDA and operating cash flow.

While Selina will continue to expand its footprint in 2023, the current expansion plan demonstrates that the company is both focused on cash flow and remains deeply committed to delivering an incredible experience to hotel guests and the local communities at our unique hotels throughout the world, which in turn drives revenue. The current expansion plan also shows that Selina is intensely focused on its cost structure and cash flow in order to position the company for achieving and sustaining positive Adjusted EBITDA and Operating Cash Flow going forward.

KEY METRICS

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina’s business, measure Selina’s performance, identify trends affecting Selina’s business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina’s processes for calculating Selina’s internal metrics to improve their accuracy.

•	We define our occupancy rate as the number of beds sold divided by the total number of open beds, over any given period.

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Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

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Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodations capacity and is used in the calculation of occupancy rate.

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We define TRevPOB as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand.

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We define TRevPOBs as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

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Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.

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The number of open bedspaces reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m2 of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer “Standard” accommodations with one double bed, “Twins” accommodations with two single beds, “Family” accommodations with space designed to accommodate up to four people, and “Community” accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a “Standard” accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

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EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related

•	Operating Cash Flow is defined as Net Cash used in Operating Activities in the IFRS Consolidated Statement of Cash Flows

PRELIMINARY FINANCIAL RESULTS

The preliminary financial results described herein are unaudited, based upon estimates, and subject to adjustment based on the completion of the Company’s year-end financial closing procedures. The preliminary financial results have been prepared by management solely on the basis of currently available information. The estimates do not represent, and are not a substitute for, a comprehensive statement of the Company’s financial results for the periods presented, and the Company’s actual results may differ from the estimates as a result of final adjustments, the completion of financial closing procedures, including the annual year-end independent audit review, and other developments after the date of this release. The Company expects to report its full fourth quarter and fiscal year 2022 financial results prior to April 30, 2023.

About Selina Hospitality PLC

Selina (NASDAQ: SLNA) is one of the world’s fast-growing hospitality companies built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in 24 countries and six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on Twitter, Instagram, Facebook or YouTube.

Contacts

Media: press@selina.com

Investor: investors@selina.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this press release regarding our beliefs regarding our goals in 2023 for annual revenue growth of 30 to 40%, achieving and sustaining positive adjusted EBITDA and operating cash flow, the efficiency of our business model, our expansion plans and our continued ability to scale, our ability to leverage our scaled infrastructure into product offerings, and our path to profitability. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of the ongoing COVID-19 pandemic, including the Omicron variant or future variants and further governmental and other restrictions (including travel restrictions) resulting therefrom; and other risks and uncertainties described under the heading “Risk Factors” contained in the Registration Statement on Form F-1 that we filed on November 30, 2022 and any subsequent amendments thereto. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.